BNY: PO BOX 505006, Louisville, KY 40233-5006

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Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Scinai Immunotherapeutics Ltd.

Annual General Meeting of Shareholders

For Shareholders of record as of May 13, 2026

Tuesday, June 16, 2026 4:00 PM, Local Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 p.m. EST on June 12, 2026

Scinai Immunotherapeutics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 12, 2026)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Scinai Immunotherapeutics Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 13, 2026** at the **Annual General Meeting** of the Shareholders of **Scinai Immunotherapeutics Ltd.** to be held on **June 16, 2026** at 4:00 p.m. (Israeli time), in the offices of Goldfarb, Gross, Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:
1. Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
3. *Scinai Immunotherapeutics Ltd.'s 2026 Annual General Meeting will be held on June 16, 2026. The Proxy Statement is available for viewing on Scinai Immunotherapeutics Ltd.'s website as follows: https://www.scinai.com/shareholders*
4. By executing this proxy card you will be deemed to confirm that you are NOT a controlling shareholder and do NOT have a Personal Interest (as such term is defined in the Proxy Statement) in the approval of Proposals 4 and 5. If you are a controlling shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority (as such term is defined in the Proxy Statement) required for approval of Proposals 4 and 5), please notify the Company as described on the reverse side of this proxy card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Scinai Immunotherapeutics Ltd. Annual General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	FOR	AGAINST	ABSTAIN
1a.	To approve the re-election of Mr. Sam Moed to the Board of Directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
1b.	To approve the re-election of Dr. Yael Margolin to the Board of Directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
2.	To approve the re-election of Mr. Adi Raviv to the Board of Directors, to serve until the second annual meeting after the Meeting.	☐	☐	☐
3.	To approve an amendment to the Company's Articles of Association to increase the number of authorized Ordinary Shares.	☐	☐	☐
4.	To approve an amendment to the employment agreement with Amir Reichman, the Company's Chief Executive Officer.	☐	☐	☐
5.	To approve a grant of restricted share units to Amir Reichman, the Company's Chief Executive Officer, as Mr. Reichman's long-term incentive grant award for the year 2026.	☐	☐	☐
6.	To approve an extension of the Company's service agreement with Mr. Mark Germain, the Company's Chairman of the Board.	☐	☐	☐
7.	To approve a grant of restricted share units to Mr. Germain for special recent efforts on behalf of the Company.	☐	☐	☐
8.	To approve and ratify the appointment of Ziv Haft, certified public accountants in Israel and a member of BDO, as the Company's auditors for the year 2026 and for an additional period until the next annual meeting.	☐	☐	☐

By executing this proxy card you will be deemed to confirm that you are NOT a controlling shareholder and do NOT have a Personal Interest (as such term is defined in the Proxy Statement) in the approval of Proposals 4 and 5. If you are a controlling shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority (as such term is defined in the Proxy Statement) required for approval of Proposals 4 and 5), please notify Mr. Uri-Ben Or, the Company's Chief Financial Officer, at uri.benor@scinai.com or by mail to the Company's offices, c/o Uri Ben-Or, at Scinai Immunotherapeutics Ltd. Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, 9112001 Israel.

If your shares are held in "street name" by your broker, bank or other nominee and you are a controlling shareholder or have a Personal Interest, you should notify your broker, bank, or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date